UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

PRICE COMMUNICATIONS CORPORATION
(Name of Issuer)
Common Stock $0.01 PAR VALUE
(Title of Class of Securities)

741437305
(Cusip Number)

VERIZON COMMUNICATIONS INC. VERIZON WIRELESS INC.
(Name of Persons Filing Statement)

 Edward Langston
Chief Financial Officer
Verizon Wireless Inc.
180 Washington Valley Road
Bedminster, NJ 07921
Tel No.: 908-306-7000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

With a copy to: Diane G. Kerr Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Tel No.:212-450-4336	Frederic V. Salerno Verizon Communications Inc. 1095 6th Avenue New York, NY 10036 Tel No.: 212-395-2121
(Name, Address and Telephone Number ofPerson Authorized to Receive Noticesand Communications)
November 14, 2000 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following:☐

SCHEDULE 13D

CUSIP No. 741437305	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Verizon Communications Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,582,989*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,582,989*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,582,989*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%*
14	TYPE OF REPORTING PERSON CO
SEC 1746 (2-98) 2 of 12
* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

SCHEDULE 13D

CUSIP No. 741437305	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Verizon Wireless Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,582,989*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,582,989*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,582,989*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%*
14	TYPE OF REPORTING PERSON CO
SEC 1746 (2-98) 3 of 12
* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.
Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Shares"), of Price Communications Corporation, a New York corporation (the "Issuer").  The principal executive offices of the Issuer are located at 45 Rockefeller Plaza, New York, New York, 10020.

Item 2. Identity and Background.

(a)-(c) and (f)  The names of the persons filing this statement are Verizon Communications Inc., a Delaware corporation ("Verizon"), and Verizon Wireless Inc., a Delaware corporation and indirect wholly owned subsidiary of Verizon Communications ("Verizon Wireless," together with Verizon, the "Reporting Persons").
The address of the principal business and the principal office of Verizon is 1095 Avenue of the Americas, New York, NY 10036.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Verizon is set forth on Schedule A, and is incorporated herein by reference.  Verizon is a domestic and international provider of communications and communications related services, including wireline telecommunications services, wireless communications services, and publishing businesses.

The address of the principal business and the principal office of Verizon Wireless is 180 Washington Valley Road, Bedminster, NJ 07921.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Verizon Wireless is set forth on Schedule B, and is incorporated herein by reference.  The principal business of Verizon Wireless is the provision of wireless voice and data services in the United States.

(d)-(e)  During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 14, 2000, Robert Price and Kim Pressman (the "Stockholders") entered into a voting agreement (the "Voting Agreement", described in Item 6 below and attached hereto as Exhibit 1) with Verizon Wireless with respect to certain Shares beneficially owned by such Stockholders.  No Shares were purchased by Verizon Wireless pursuant to the Voting Agreement and thus no funds were used for such purpose.

Item 4. Purpose of Transaction.

On November 14, 2000, the Issuer, Price Communications Cellular Inc., a Delaware corporation, Price Communications Cellular Holdings, Inc., a Delaware corporation, Price Communications Wireless, Inc., a Delaware corporation ("Price Wireless", and the foregoing collectively the "Price Corporations"), Verizon Wireless, Cellco Partnership, a Delaware general partnership ("Cellco"), and VWI Acquisition Corporation, a newly-formed Delaware corporation and a wholly-owned subsidiary of Verizon Wireless entered into a Transaction Agreement (the "Transaction Agreement").  Pursuant to the terms of the Transaction Agreement, Price Wireless will transfer its business of constructing, developing, managing and operating cellular telephone systems to Cellco, in exchange for a partnership interest in Cellco and Verizon Wireless will acquire Price Wireless in exchange for Class A common stock, $.001 par value, of Verizon Wireless ("Verizon Wireless Shares").  The consummation of the transactions contemplated by the Transaction Agreement is subject to the completion of an initial public offering of Verizon Wireless Shares prior to September 30, 2001 and other customary conditions, including regulatory approvals and the approval by the stockholders of the Issuer.

As an inducement to Verizon Wireless entering into the Transaction Agreement, the Stockholders entered into the Voting Agreement with Verizon Wireless described in Item 6 below.

Except for the transactions contemplated by the Transaction Agreement and as set forth above, neither Verizon Wireless nor, to the best of Verizon Wireless's knowledge, any of the persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 6,582,989 Shares, representing, for the purposes of Rule 13d-3, approximately 11.9% of the fully-diluted outstanding shares of voting stock of the Issuer.  Each of Verizon and Verizon Wireless, however, hereby disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that either Verizon or Verizon Wireless is, for any or all purposes, the beneficial owner of the securities covered by this statement.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B hereto owns beneficially any Shares.

 (b) Except to the extent that it may be deemed to by virtue of the Voting Agreement, the Reporting Persons do not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances as more fully described in Item 6 to have the shared power with the Stockholders to vote 6,582,989 Shares.  However, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Company as to the Shares that are subject to the Voting Agreement and (ii) disclaim any beneficial ownership of the Shares which are covered by the Voting Agreement. The information required by Item 2 relating to the Stockholders is set forth on Schedule C.

 (c) Except for the execution and delivery of the Voting Agreement and Transaction Agreement, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B hereto has effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Voting Agreement, the Stockholders have agreed to vote all Shares that such Stockholders are entitled to vote at the time of any vote to approve and adopt the Transaction Agreement and all transactions contemplated by the Transaction Agreement at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Transaction Agreement and other related agreements (or any amended version thereof), or the transactions contemplated by the Transaction Agreement, are submitted for consideration and vote of the stockholders of the Issuer.  The Stockholders have also agreed that they will not vote any Shares in favor of (other than an Alternative Agreement (as defined below) entered into in accordance with the Transaction Agreement and matters relating to, or in connection with the Alternative Agreement) the approval of any (i) Acquisition Proposal (as defined below), (ii) action or set of actions which, if consummated, would constitute a change of control, (iii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, (iv) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Transaction Agreement or (v) other matters relating to, or in connection with, any of the foregoing matters.
Each Stockholder has granted an irrevocable proxy to Verizon Wireless, appointing Verizon Wireless as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholders name, to vote, express consent or dissent, or otherwise use such voting power as provided above with respect to all the Shares of such Stockholder.

Each Stockholder has also further agreed that they will not, without the prior written consent of Verizon Wireless, directly or indirectly (other than pursuant to the terms of the Voting Agreement and except that Kim Pressman is permitted to transfer up to 3,000 Shares of the Issuer in bona fide gifts), (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their Shares (other than the proxy granted to Verizon Wireless) or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of the Voting Agreement.  Each Stockholder has also agreed that they will not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement.

Each Stockholder has agreed that each of the Price Corporations will not, and will not permit their officers, directors, affiliates, related entities, agents or representatives (other than as permitted by the Transaction Agreement) to (i) solicit, initiate, knowingly encourage, conduct or engage in any substantive discussions, or enter into any agreement or understanding with any other person or entity regarding (a) the transfer, directly or indirectly, of any of the capital stock of any of the Price Corporations, any material portion of the assets of any of the Price Corporations or the business of Price Wireless which would reasonably anticipated in the case of the Issuer to result in a change of control, (b) any investment by any other person or entity in capital stock of any of the Price Corporations or the business of Price Wireless (other than in the case of Price Communications Corporation, such investments which will not, or are reasonably likely not to constitute a change of control), or (c) any joint venture relating to the business of Price Wireless or other similar transaction involving any of the Price Corporations or the business of Price Wireless; or (ii) disclose any nonpublic information relating to any of the Price Corporations or the business of Price Wireless, or afford access to the properties, books or records of any of the Price Corporations that relate, in whole or in part, to the business of Price Wireless, to any other person or entity that may be considering acquiring or has acquired an interest in any of the Price Corporations or the business of Price Wireless or engaging in any transaction of the type described in clause (i) above.

"Acquisition Proposal" means, other than the transactions contemplated by the Transaction Agreement, any offer or proposal for, any indication of interest in, or any submission of inquiries from any third party relating to (A) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Issuer and its subsidiaries or over 20% of any class of equity or voting securities of the Issuer, any Price Corporation or over 20% of any class of equity or voting securities of any one or more of Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Issuer and its subsidiaries, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party's beneficially owning 20% or more of any class of equity or voting securities of the Issuer, any Price Corporation or over 20% of any class of equity or voting securities of any one or more Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Issuer and its subsidiaries, or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer, any Price Corporation or over 20% of any class of equity or voting securities of any one or more Price Wireless' subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Issuer and its subsidiaries; provided that, notwithstanding the foregoing, the acquisition by any institutional investor of any securities of the Issuer, directly or indirectly, in connection with its investment operations in the ordinary course of business shall not constitute an "Acquisition Proposal" if (I) such investor and its affiliates do not at any time beneficially own voting securities of the Issuer representing more than 30% of the total voting power of all outstanding voting securities of the Issuer and (II) such activities are for investment purposes only and are not, alone or in concert with others, in connection with any plan, arrangement, understanding, proposal, or intention to influence, or affect control over the management, board of directors or policies of the Issuer, provided further that, notwithstanding the foregoing, an Acquisition Proposal shall be deemed to exist if at any time such investor or its affiliates shall fail to, or no longer, comply with (I) or (II) of the foregoing.

"Alternative Agreement" means, a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal.

"Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal on terms that the Board of Directors of the Issuer determines in good faith by a majority vote, on the basis of the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all the Issuer's shareholders than as provided under the Transaction Agreement and for which financing, to the extent required, is then either fully committed or reasonably determined to be available by the Board of Directors of the Issuer; provided that, notwithstanding the fact that the transactions contemplated by the Transaction Agreement do not contemplate the distribution of consideration to the Issuer's shareholders, for purposes of determining whether an Acquisition Proposal is a Superior Proposal, the transactions contemplated by the Transaction Agreement shall be deemed to have an aggregate value of at least $2,060 million to such shareholders, assuming they were consummated.

The Voting Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Title
1.	Voting Agreement dated as of November 14, 2000 among Verizon Wireless Inc., Robert Price and Kim Pressman.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2000

VERIZON CIOMMUNICATIONS INC.

By:  /s/ Marianne Drost
Name:  Marianne Drost
Title:    Corporate Secretary

VERIZON WIRELESS INC.

By:  /s/ S. Mark Tuller
Name:  S. Mark Tuller
Title:   Vice President and Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF VERIZON COMMUNICATIONS INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Verizon Communications Inc. ("Verizon") are set forth below. If no business address is given the director's or officer's business address is 1095 Avenue of the Americas, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Verizon. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.
Name, Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
James R. Barker	Chairman of The Interlake Steamship Company and Vice Chairman of Mormac Marine Group, Inc. and Moran Towing Company. Director of The Pittston Company; Eastern Enterprises.
Edward H. Budd	Director of Delta Air Lines, Inc.
Richard L. Carrion	Chairman, President and Chief Executive Officer, Popular, Inc. (bank holding company) and Chairman, President and Chief Executive Officer, Banco Popular de Puerto Rico.
Robert F. Daniell	Director of Shell Oil Company.
Helene L. Kaplan	Of Counsel to the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Director of The Chase Manhattan Corporation; Exxon Mobil Corporation; The May Department Stores Company; Metropolitan Life Insurance Company.
Charles R. Lee	Chairman and Co-Chief Executive Officer. Director of United Technologies Corporation, USX Corporation and The Procter & Gamble Company.
Sandra O. Moose	Senior Vice President and Director of The Boston Consulting Group, Inc. Director of Rohm and Haas Company and 27 investment companies sponsored by The New England Funds.
Joseph Neubauer	Chairman and Chief Executive Officer, ARAMARK Corporation (managed services). Director of CIGNA Corporation; Federated Department Stores; First Union Corporation.
Thomas H. O'Brien	Chairman and Chief Executive Officer, The PNC Financial Services Group, Inc. Director of Blackrock, Inc.; Hilb, Rogal and Hamilton Company; USAirways.
Russell E. Palmer	Chairman and Chief Executive Officer, The Palmer Group (investment firm). Director of Honeywell International Inc.; The May Department Stores Company; Safeguard Scientifics, Inc.; Federal Home Loan Mortgage Corporation.
Hugh B. Price	President and Chief Executive Officer, National Urban League. Director of Metropolitan Life Insurance Company; Sears, Roebuck and Co.
Ivan G. Seidenberg	President and Co-Chief Executive Officer. Director of American Home Products Corporation; Boston Properties, Inc.; CVS Corporation; Honeywell International Inc.; Viacom, Inc.
Walter V. Shipley	Director of Champion International Corporation; Exxon Mobil Corporation.
John W. Snow	Chairman, President and Chief Executive Officer, CSX Corporation (rail freight). Director of Circuit City Stores, Inc.; Johnson & Johnson; USX Corporation.
John R. Stafford	Chairman, President and Chief Executive Officer, American Home Products Corporation (healthcare and agriculture products). Director of The Chase Manhattan Corporation; Deere & Company; Honeywell International Inc.
Robert D. Storey	Partner, Cleveland law firm of Thompson, Hine & Flory LLP. Director of The Proctor & Gamble Company; The May Department Stores Company
Name	Title
Executive Officers (Who Are Not Directors)
Lawrence T. Babbio, Jr.	Vice Chairman and President
Mary Beth Bardin	Executive Vice President - Public Affairs and Communications
William P. Barr	Executive Vice President and General Counsel
David H. Benson	Executive Vice President - Strategy, Development and Planning
William F. Heitmann	Senior Vice President and Treasurer
Charles R. Lee	Chairman and Co-Chief Executive Officer
Michael T. Masin	Vice Chairman and President
Frederic V. Salerno	Vice Chairman and Chief Financial Officer
Ezra D. Singer	Executive Vice President - Human Resources
Dennis F. Strigl	Executive Vice President and President - Domestic Wireless
Lawrence R. Whitman	Senior Vice President and Controller

Schedule B

DIRECTORS AND EXECUTIVE OFFICERS OF VERIZON WIRELESS INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Verizon Wireless Inc. ("Verizon Wireless") are set forth below. If no business address is given the director's or officer's business address is 180 Washington Valley Road, Bedminster, NJ 07921. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Verizon Wireless. All of the persons listed below are citizens of the United States of America, except for Mr. Langston, who is a citizen of the United Kingdom.
Name, Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
Dennis F. Strigl	President and Chief Executive Officer. President and Chief Executive Officer, Cellco Partnership.

Name	Title
Executive Officers (Who Are Not Directors)
Edward Langston	Chief Financial Officer and Chief Accounting Officer
S. Mark Tuller	Vice President and Secretary

Schedule C

To the knowledge of the Reporting Persons, the name, business address, title, present principal occupation or employment of each of the Stockholders are as set forth below. If no business address is given the Stockholder's business address is 45 Rockefeller Plaza, New York, New York 10020. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. To the knowledge of the Reporting Persons, neither of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Name, Business Address	Present Principal Occupation Including Name and Address of Employer
Robert Price	Director, President and Treasurer, Price Communications Corporation
Kim Pressman	Vice President and Chief Financial Officer, Price Communications Corporation